Exhibit 99.1

Ardagh Group S.A. Declares Quarterly Dividend

Ardagh Group S.A. (NYSE: ARD) has declared a quarterly cash dividend of $0.14 per common share. This is payable on March 13, 2019 to shareholders of record on February 27, 2019.

Ardagh will publish its fourth quarter and full year 2018 results on Thursday, February 21, 2019. A results earnings release will be posted to our website (http://www.ardaghgroup.com/corporate/investors) at midday GMT (07:00 ET) and an investor webcast and conference call will be held at 15:00 GMT (10:00 ET) on February 21, 2019.

Webcast registration and access:
https://event.on24.com/wcc/r/1912939-1/689100224E03D568780CD46B2907F188

Conference call dial in:
United States callers: +1855 85 70686
International callers: +44 33 3300 0804

Participant pin code: 24927617#

A replay of the webcast will be available on our website.

About Ardagh Group

Ardagh is a global leader in metal and glass packaging solutions, producing packaging for most of the world's leading food, beverage and consumer brands. It operates over 100 facilities in 22 countries across 5 continents, employing approximately 23,000 people and has global sales of approximately $8.6 billion.

Forward-Looking Statements

This press release includes "forward-looking statements", within the meaning of Section 27A of the U.S. Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are subject to known and unknown risks and uncertainties, many of which may be beyond our control. We caution you that the forward-looking information presented in this press release is not a guarantee of future events, and that actual events may differ materially from those made in or suggested by the forward-looking information contained in this press release. Any forward-looking information presented herein is made only as of the date of this press release, and we do not undertake any obligation to update or revise any forward-looking information to reflect changes in assumptions, the occurrence of unanticipated events, or otherwise.

February 08, 2019

Contacts

Investors:john.sheehan@ardaghgroup.com

Media:Pat Walsh, Murray Consultants

+1 646 776 5918 / +353 87 2269345